PRA INTERNATIONAL
121120 Sunset Hills Road, Suite 600
Reston, Virginia 20190
(703) 464-6300
August 8, 2007
VIA EDGAR CORRESPONDENCE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	PRA International Form 10-K for Fiscal Year Ended December 31, 2006 File No. 000-51029
Dear Mr. Rosenberg:
     Pursuant to your letter dated July 24, 2007, PRA International (the “Company”) is submitting its response to the comments of the Staff of the Securities and Exchange Commission in a letter dated today from our counsel, Joel H. Trotter of Latham & Watkins LLP. Pursuant to the Staff’s request, the Company acknowledges that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
/s/ Linda Baddour
Linda Baddour
Chief Financial Officer PRA International